Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 10, 2010

Relating to Preliminary Prospectus dated August 10, 2010

Registration No. 333-165999

DLC Realty Trust, Inc.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated August 10, 2010, included in Amendment No. 6 to the Registration Statement on Form S-11 (File No. 333-165999) of DLC Realty Trust, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2010 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 20 of the revised preliminary prospectus.

References to “we” and “our,” our “senior secured revolving credit facility,” our “continuing investors,” our “operating partnership,” our “predecessor,” “fully diluted basis,” “operating partnership units,” “LTIP units,” and our “2010 equity incentive plan” are used in the manner described in our revised preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1488546/000119312510184069/ds11a.htm

Reduction in estimated offering price and increase in number of shares offered	We expect the initial public offering price of our common stock to be between $12.00 and $13.00 per share. This represents a decrease from the price range of $15.00 to $17.00 per share indicated in the preliminary prospectus dated July 30, 2010 relating to these securities. The information below reflects the issuance of the common stock at an assumed initial public offering price of $12.50 per share, the mid-point of the revised initial public offering price range.

We are offering 40,000,000 shares of our common stock as described in the revised preliminary prospectus dated August 10, 2010. This represents an increase from the 31,250,000 shares indicated in the preliminary prospectus dated July 30, 2010. In addition, the underwriters’ over-allotment option has been increased from 4,687,500 shares to 6,000,000 shares. The information below assumes the underwriters’ over-allotment option is not exercised.

Notwithstanding these changes, the estimated gross offering proceeds of $500 million and estimated net offering proceeds of $447.8 million will remain unchanged from the estimated gross and net offering proceeds indicated in the preliminary prospectus dated July 30, 2010.

Decrease in annualized distribution per share; increase in annual dividend rate	We intend to pay a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending September 30, 2010, based on $0.15 per share for a full quarter. On an annualized basis, this would be $0.60 per share, or an annual distribution rate of approximately 4.8% based on the mid-point of the revised initial public offering price range indicated above. These represent a decrease from the $0.70 distribution per share on an annualized basis and an increase from the 4.4% annual distribution rate indicated in the preliminary prospectus dated July 30, 2010.

The $0.60 per share distribution amount represents approximately 107.5% of our estimated cash available for distribution for the 12 months ending March 31, 2011 calculated as described in “Distribution Policy” in the revised preliminary prospectus dated August 10, 2010. Accordingly, we currently expect that we will be unable to pay our estimated initial annual distribution to stockholders and holders of operating partnership units out of estimated cash available for distribution for the 12 months ending March 31, 2011 as calculated in “Distribution Policy.” Unless our operating cash flow increases, we will be required either to fund distributions from working capital (cash on our balance sheet that is not attributable to offering proceeds), borrowings under our senior secured revolving credit facility or future borrowings or to reduce such distributions. If we need to borrow funds on a regular basis to meet our distribution requirements or if we reduce the amount of our distribution, our stock price may be adversely affected. See “Risk Factors—Our ability to pay our estimated initial annual distribution, which represents approximately 107.5% of our estimated cash available for distribution for the twelve months ended March 31, 2011, depends upon our actual operating results, and we may be required to borrow to pay this distribution, which could slow our growth” in the revised preliminary prospectus dated August 10, 2010.

Increase in restricted stock grants to our independent directors under our 2010 equity incentive plan	The number of shares of restricted stock to be issued to our independent directors will be increased by 5,690 shares (from 20,310 shares to 26,000 shares).

Total shares and operating partnership units outstanding; ownership by executive officers and directors

As a result of these changes, following the completion of the offering and the formation transactions, there will be:

•   42,401,000 shares of common stock outstanding;

•   18,713,015 operating partnership units outstanding; and

•   732,269 LTIP units outstanding.

Accordingly, the total number of shares of common stock and operating partnership units outstanding upon completion of the offering and the formation transactions will be 61,846,284.

Further, as a result of these changes, our executive officers and directors will collectively beneficially own approximately 11.8% of our outstanding common stock on a fully diluted basis.

The foregoing amounts and percentages exclude up to 6,000,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option and 5,350,533 shares available for future issuance under our 2010 equity incentive plan.

Updated pro forma financial information	The revised preliminary prospectus dated August 10, 2010 includes updated pro forma financial information reflecting the changes described above. See our unaudited pro forma condensed consolidated financial statements and related notes included in the revised preliminary prospectus dated August 10, 2010.

Additional disclosure in the biography of Adam Popper, one of the Company’s director nominees, under the section captioned “Management—Our Directors, Director Nominees and Senior Management Team.”	On August 3, 2010, Mr. Popper accepted a position as Senior Vice President – Director of Office Acquisitions with Vornado Realty Trust, an NYSE publicly-traded real estate investment trust, effective September 2010.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001488546.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING BOFA MERRILL LYNCH, ATTENTION: PROSPECTUS DEPARTMENT, 4 WORLD FINANCIAL CENTER, NEW YORK, NEW YORK 10080, OR BY EMAIL AT PROSPECTUS.REQUESTS@ML.COM; OR BARCLAYS CAPITAL, ATTENTION: BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, OR BY CALLING 1-888-603-5847, OR BY EMAIL AT BARCLAYSPROSPECTUS@BROADRIDGE.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.